                                                                       EXHIBIT 2

(BW)(GLOBAL-TECH-APPLIANCES)(GAI) Global-Tech Appliances Maintains Improved Net Sales for Fiscal 2001 and Plans to Accelerate Its Business Transformation

     Business Editors

     HONG KONG--(BUSINESS WIRE)--July 2, 2001--Global-Tech Appliances Inc. (NYSE:GAI) today announced improved net sales for the fourth quarter and fiscal year ended March 31, 2001.
     Net sales for the fourth quarter of fiscal 2001 increased 20% to $23.5 million, compared to $19.5 million for the fourth quarter of fiscal 2000. Net income before non-cash, non-recurring charges rose 23% for the fourth quarter of fiscal 2001 to $1.7 million, or $0.14 per share, compared to $1.4 million, or $0.11 per share, for the same period in fiscal 2000.
     In the fourth quarter, the Company recorded a non-cash, non-recurring charge of $5.0 million for inventory and tooling related to obsolete and non-strategic products that were dedicated to certain customers. Additionally, a further non-cash, non-recurring charge of $2.5 million was incurred for the write-down of certain assets associated with the Company's decision to exit the personal care product line, which is becoming less profitable and more commoditized. Including the total charge of $7.5 million net of taxes, or $0.62 per share, the Company reported a net loss of $5.8 million, or $0.48 per share, in the fourth quarter of fiscal 2001.
     Net sales for the fiscal year ended March 31, 2001 increased 17% to $108.4 million, compared with $92.4 million in the prior year. Before special charges in both years, net income for fiscal 2001 increased 12% to $10.3 million, or $0.85 per share, compared to $9.2 million, or $0.76 per share, in the prior fiscal year. Net income for fiscal 2001, including the non-cash charges, was $2.8 million, or $0.23 per share, compared to $8.7 million, or $0.72 per share, in the prior fiscal year.
     John C.K. Sham, President and Chief Executive Officer, said: "Despite the competitive environment, we were able to achieve top line growth for the fourth quarter and improved performance on net sales for fiscal 2001 primarily due to increased sales in floor care products. We have, within the last 12 months, successfully expanded and diversified into the floor care category, in which the net sales have increased significantly to $26.9 million in fiscal 2001 from $2.3 million in fiscal 2000. This achievement supported our strategy of upgrading the value of the products that we manufacture and demonstrated our ability to diversify into other product categories."
     Mr. Sham continued, "We believe that our exit from the personal care product line and our decision to de-emphasize kitchen appliances will allow the Company to redirect about $3 million in R&D and tooling resources annually to our development of new product categories and other projects. One of the projects requiring such resources is Lite Array, Inc., a developer of solid state flat-panel displays, in which we recently concluded an agreement to acquire a majority equity interest."
     Mr. Sham concluded, "While we remain committed to our existing business of manufacturing electrical household appliances, we plan to accelerate our overall strategy of transforming our business to become a diversified manufacturer of non-commodity, higher-margin products. We intend to actively pursue both acquisitions and joint ventures that would support our long-term objective of accelerated growth and increased return on investment necessary to enhance shareholder value."
     Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in five primary product categories: kitchen appliances; garment care products; travel products and accessories; floor care products; and environmental care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

     Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.



                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
      (Amounts expressed in United States dollars except per share data)

                                                                             Years Ended March 31,
                                                                        ----------------------------------
                                                                           2001                  2000
                                                                        ------------          ------------
                                                                         (audited)             (audited)
Net Sales                                                               $108,378,912          $ 92,356,993
Cost of goods sold                                                       (85,563,357)          (70,646,639)
                                                                        ------------          ------------
Gross profit                                                              22,815,555            21,710,354
Selling, general and administrative expenses                             (15,927,158)          (15,947,514)
Unusual item                                                                       -              (500,484)
Write-off of inventory and tooling                                        (4,991,407)                    -
Loss on cessation of a product line                                       (2,523,293)                    -
                                                                        ------------          ------------
Operating income (loss)                                                     (626,303)            5,262,356
Interest expense                                                            (269,297)             (216,894)
Interest income                                                            3,729,455             3,461,098
Other income, net                                                            448,618               450,901
                                                                        ------------          ------------
Income before income taxes                                                 3,282,473             8,957,461
Provision for income taxes                                                  (513,147)             (224,890)
Net income                                                              $  2,769,326          $  8,732,571
                                                                        ============          ============
Net income per common share                                             $       0.23          $       0.72
                                                                        ============          ============
Weighted average number of shares outstanding                             12,134,846            12,109,136
                                                                        ============          ============

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 (Amounts expressed in United States dollars)

                                                                               Years Ended March 31,
                                                                        ----------------------------------
                                                                            2001                   2000
                                                                        ------------          ------------
                                                                          (audited)             (audited)
ASSETS

Current assets:
 Cash and cash equivalents                                              $ 28,489,112          $ 53,647,296
 Short-term investments                                                   31,220,932            20,278,224
 Accounts receivable, net                                                  9,389,632             7,167,468
 Deposits prepayments & other assets                                       9,160,171             3,364,470
 Inventories                                                              14,898,127            18,159,948
                                                                        ------------          ------------
  Total current assets                                                    93,157,974           102,617,406
Property, plant and equipment                                             38,493,045            29,304,669
Construction-in-progress                                                           -             7,319,980
Patents                                                                       13,168                14,459
Loan to a director                                                           384,114               461,217
                                                                        ------------          ------------
  Total assets                                                          $132,048,301          $139,717,731
                                                                        ============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term bank borrowings                                             $          -          $      1,895
 Current portion of long-term bank loans                                   1,138,505             1,063,084
 Accounts payable                                                         14,007,213             8,734,132
 Fees payable for land use rights                                            257,888               378,118
 Salaries and allowances payable                                             928,193               459,349
 Advance payments from customers                                             184,408                70,580
 Accrued expenses                                                          2,551,376             2,191,741
 Income tax provision                                                      3,013,901             2,505,132
                                                                        ------------          ------------
  Total current liabilities                                               22,081,484            15,404,031
Long-term bank loans                                                         907,753             1,407,453
                                                                        ------------          ------------
  Total liabilities                                                       22,989,237            16,811,484
                                                                        ------------          ------------

Shareholders' equity:
 Preferred stock, par value $0.01; 1,000,000 shares
  authorized, no shares issued                                                     -                     -
 Common stock, par value $0.01; 50,000,000 shares authorized;
  12,830,000 shares issued as of March 31, 2000 and March 31,                128,300               128,300
  2001
 Additional paid-in capital                                               81,661,840            81,661,840
 Retained earnings                                                        32,456,646            46,237,343
 Accumulated other comprehensive deficit                                    (550,257)             (363,734)
 Less:  Treasury stock, at cost, 703,899 shares as of March
  31, 2000; 692,647 shares as of March 31, 2001                           (4,637,465)           (4,757,502)
                                                                        ------------          ------------
Total shareholders' equity                                               109,059,064           122,906,247
                                                                        ------------          ------------

Total liabilities and shareholders' equity                              $132,048,301          $139,717,731
                                                                        ============          ============

   --30--AC/na*

   CONTACT:    Global-Tech Appliances Inc.
               Brian Yuen, 212/683-3320
               http://www.businesswire.com/cnn/gai.shtml
               -----------------------------------------

   KEYWORD:    NEW YORK CHINA INTERNATIONAL ASIA PACIFIC
   INDUSTRY KEYWORD: ADVERTISING/MARKETING APPAREL/TEXTILES
                     CONSUMER/HOUSEHOLD MANUFACTURING TRAVEL
                     EARNINGS